FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 3, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  _✓_   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ____  No _✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2013 first quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL
 STATEMENTS

MARCH 31, 2013

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

  3

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2013

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March, 31
	Notes	2013	2012
Continuing operations		(Unaudited)
Net sales	3	2,678,305	2,617,349
Cost of sales	4	(1,645,432)	(1,611,097)
Gross profit		1,032,873	1,006,252
Selling, general and administrative expenses	5	(475,565)	(444,143)
Other operating income (expense), net		(3,723)	4,092
Operating income		553,585	566,201
Interest income	6	6,081	9,583
Interest expense	6	(13,909)	(9,925)
Other financial results	6	(1,381)	13,081
Income before equity in earnings of associated companies and income tax		544,376	578,940
Equity in earnings of associated companies (1)		12,197	13,963
Income before income tax		556,573	592,903
Income tax		(133,856)	(144,674)
Income for the period		422,717	448,229
Attributable to:
Owners of the parent		424,777	438,641
Non-controlling interests		(2,060)	9,588
		422,717	448,229
Earnings per share attributable to the owners of the parent during period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.36	0.37
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.72	0.74

(1) In connection with the acquisition of Usinas Siderúrgicas de Minas Gerais (“Usiminas”), the Company has completed the purchase price allocation in December 31, 2012. Accordingly, following the provisions of IFRS 3, the Company has retrospectively adjusted the reported figures as of March 31, 2012, modifying mainly equity in earnings of associated companies by $5.2 million.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March, 31
	2013	2012
	(Unaudited)
Income for the period	422,717	448,229

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(22,821)	62,506
Changes in the fair value of derivatives held as cash flow hedges	3,238	1,315
Share of other comprehensive income of associates:
- Currency translation adjustment	4,537	(15,668)
- Changes in the fair value of derivatives held as cash flow hedges	1,728	1,784
Income tax relating to components of other comprehensive income (*)	687	(583)
Other comprehensive (loss) income for the period, net of tax	(12,631)	49,354
Total comprehensive income for the period	410,086	497,583
Attributable to:
Owners of the parent	412,348	474,272
Non-controlling interests	(2,262)	23,311
	410,086	497,583

(*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2013		At December 31, 2012
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,490,305		4,434,970
Intangible assets, net	9	3,161,011		3,199,916
Investments in associated companies		985,230		977,011
Other investments		2,532		2,603
Deferred tax assets		201,599		215,867
Receivables		128,921	8,969,598	142,060	8,972,427
Current assets
Inventories		2,894,456		2,985,805
Receivables and prepayments		256,572		260,532
Current tax assets		141,359		175,562
Trade receivables		2,076,099		2,070,778
Available for sale assets	13	21,572		21,572
Other investments		802,991		644,409
Cash and cash equivalents		948,777	7,141,826	828,458	6,987,116
Total assets			16,111,424		15,959,543
EQUITY
Capital and reserves attributable to owners of the parent			11,735,821		11,328,031
Non-controlling interests			156,648		171,561
Total equity			11,892,469		11,499,592
LIABILITIES
Non-current liabilities
Borrowings		491,049		532,407
Deferred tax liabilities		696,401		728,541
Other liabilities		308,084		302,444
Provisions		72,555	1,568,089	67,185	1,630,577

Current liabilities
Borrowings		1,139,799		1,211,785
Current tax liabilities		242,836		254,603
Other liabilities		333,917		318,828
Provisions		24,889		26,958
Customer advances		92,409		134,010
Trade payables		817,016	2,650,866	883,190	2,829,374
Total liabilities			4,218,955		4,459,951
Total equity and liabilities			16,111,424		15,959,543

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326
Effect of adopting IAS 19R	-	-	-	-	(59,985)	-	(59,985)	(749)	(60,734)
Balance at January 1, 2013	1,180,537	118,054	609,733	(317,425)	(312,892)	10,050,024	11,328,031	171,561	11,499,592

Income for the period	-	-	-	-	-	424,777	424,777	(2,060)	422,717
Currency translation adjustment	-	-	-	(22,629)	-	-	(22,629)	(192)	(22,821)
Hedge reserve, net of tax	-	-	-	-	3,935	-	3,935	(10)	3,925
Share of other comprehensive income of associates	-	-	-	4,537	1,728	-	6,265	-	6,265
Other comprehensive (loss) income for the period	-	-	-	(18,092)	5,663	-	(12,429)	(202)	(12,631)
Total comprehensive income for the period	-	-	-	(18,092)	5,663	424,777	412,348	(2,262)	410,086
Acquisition of non-controlling interests	-	-	-	-	(4,558)	-	(4,558)	4,020	(538)
Dividends paid in cash	-	-	-	-	-	-	-	(16,671)	(16,671)
Balance at March 31, 2013	1,180,537	118,054	609,733	(335,517)	(311,787)	10,474,801	11,735,821	156,648	11,892,469

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943
Effect of adopting IAS 19R	-	-	-	-	(49,522)	-	(49,522)	(685)	(50,207)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	(39,834)	8,799,581	10,456,705	666,031	11,122,736

Income for the period	-	-	-	-	-	438,641	438,641	9,588	448,229
Currency translation adjustment	-	-	-	49,681	-	-	49,681	12,825	62,506
Hedge reserve, net of tax	-	-	-	-	67	-	67	665	732
Share of other comprehensive income of associates	-	-	-	(15,668)	1,551	-	(14,117)	233	(13,884)
Other comprehensive income for the period	-	-	-	34,013	1,618	-	35,631	13,723	49,354
Total comprehensive income for the period	-	-	-	34,013	1,618	438,641	474,272	23,311	497,583
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(12)	(12)
Dividends paid in cash	-	-	-	-	-	-	-	(905)	(905)
Balance at March 31, 2012	1,180,537	118,054	609,733	(177,353)	(38,216)	9,238,222	10,930,977	688,425	11,619,402

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2013 and 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2012 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2003

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2013	2012
Cash flows from operating activities		(Unaudited)
Income for the period		422,717	448,229
Adjustments for:
Depreciation and amortization	8 & 9	145,370	138,159
Income tax accruals less payments		15,213	49,495
Equity in earnings of associated companies		(12,197)	(13,963)
Interest accruals less payments, net		(30,725)	(18,293)
Changes in provisions		3,134	(8,131)
Changes in working capital		16,321	(1,796)
Other, including currency translation adjustment		3,578	14,237
Net cash provided by operating activities		563,411	607,937

Cash flows from investing activities
Capital expenditures	8 & 9	(183,885)	(196,395)
Acquisition of associated company	11	-	(504,597)
Proceeds from disposal of property, plant and equipment and intangible assets		4,386	1,532
Dividends received from associated companies		1,196	-
Changes in investments in short terms securities		(158,582)	10,583
Net cash used in investing activities		(336,885)	(688,877)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries		(16,671)	(905)
Acquisitions of non-controlling interests		(538)	(12)
Proceeds from borrowings		625,732	545,779
Repayments of borrowings		(677,045)	(237,103)
Net cash used in financing activities		(68,522)	307,759

Increase in cash and cash equivalents		158,004	226,819
Movement in cash and cash equivalents
At the beginning of the period		772,656	815,032
Effect of exchange rate changes		(5,106)	18,708
Increase in cash and cash equivalents		158,004	226,819
At March 31,		925,554	1,060,559

		At March 31,
Cash and cash equivalents		2013	2012
Cash and bank deposits		948,777	1,076,803
Bank overdrafts		(23,223)	(16,244)
		925,554	1,060,559

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Acquisition of participation in Usiminas
12	Related party transactions
13	Nationalization of Venezuelan Subsidiaries

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on May 1, 2013.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2012, except for changes described below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Accounting pronouncements applicable as from January 1, 2013 and relevant for Tenaris

IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Condensed Interim Statement of Other Comprehensive Income.

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated  in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in income.

2	Accounting policies and basis of presentation (Cont.)

IAS 19 (amended 2011), “Employee benefits” (Cont.)

As from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures.

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See Section III.C. and D. to the Consolidated Financial Statements as of December 31, 2012 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2013:

March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	948,777	-	-	948,777
Other investments	560,138	242,853	2,532	805,523
Foreign exchange derivatives contracts	-	19,729	-	19,729
Available for sale assets (*)	-	-	21,572	21,572
Total	1,508,915	262,582	24,104	1,795,601
Liabilities
Foreign exchange derivatives contracts	-	10,714	-	10,714
Total	-	10,714	-	10,714

(*) For further detail regarding Available for sale assets, see Note 13.

The following table presents the changes in Level 3 assets:
As of March 31, 2013
Assets
At the beginning of the period	24,175
Loss for the period	(43)
Currency translation adjustment	(28)
At the end of the period	24,104

Borrowings are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101% of its carrying amount including interests accrued as of March 31, 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.2% in the fair value of borrowings as of March 31, 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

3          Segment Information

As explained in Section II.C. of the audited Consolidated Financial Statements for the year ended December 31, 2012, as from September 2012, following the acquisition of the non-controlling interests in Confab and its further delisting  and after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2013	Tubes	Other	Total

Management View - Net Sales	2,488,047	171,287	2,659,334
· Sales of energy, surplus raw materials and others	-	18,971	18,971
IFRS - Net Sales	2,488,047	190,258	2,678,305

Management View - Operating income	541,682	24,607	566,289
· Differences in cost of sales and others	(16,096)	3,109	(12,987)
· Depreciation and amortization	475	(192)	283
IFRS - Operating income	526,061	27,524	553,585
Financial income (expense), net			(9,209)
Income before equity in earnings of associated companies and income tax			544,376
Equity in earnings of associated companies			12,197
Income before income tax			556,573

Capital expenditures	178,941	4,944	183,885
Depreciation and amortization	140,372	4,998	145,370

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2012	Tubes	Other	Total

Management View - Net Sales	2,399,559	197,453	2,597,012
· Sales of energy, surplus raw materials and others	444	19,893	20,337
IFRS - Net Sales	2,400,003	217,346	2,617,349

Management View - Operating income	478,821	35,538	514,359
· Differences in cost of sales and others	(11,667)	2,741	(8,926)
· Depreciation and amortization	62,073	(1,305)	60,768
IFRS - Operating income	529,227	36,974	566,201
Financial income (expense), net			12,739
Income before equity in earnings of associated companies and income tax			578,940
Equity in earnings of associated companies			13,963
Income before income tax			592,903

Capital expenditures	188,987	7,408	196,395
Depreciation and amortization	133,325	4,834	138,159

Net income under Management view amounted to $431.4 million, while under IFRS amounted to $422.7 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investment in associated companies.

3          Segment Information (Cont.)

Geographical information
        (Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Three-month ended March 31, 2013
Net sales	1,216,264	688,024	284,349	405,544	84,124	2,678,305
Capital expenditures	57,514	99,085	22,074	1,326	3,886	183,885

Depreciation and amortization	79,756	25,530	31,985	2,706	5,393	145,370

Three-month ended March 31, 2012
Net sales	1,350,913	578,413	274,789	284,767	128,467	2,617,349
Capital expenditures	91,247	45,938	54,646	1,239	3,325	196,395

Depreciation and amortization	76,295	27,023	27,998	1,394	5,449	138,159

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Inventories at the beginning of the period	2,985,805	2,806,409

Plus: Charges of the period
Raw materials, energy, consumables and other	978,111	1,058,997

Services and fees	95,980	108,613
Labor cost	294,612	308,730
Depreciation of property, plant and equipment	85,995	79,634
Amortization of intangible assets	1,608	2,318
Maintenance expenses	51,193	57,408
Allowance for obsolescence	11,904	17,968
Taxes	1,301	1,588
Other	33,379	33,747
	1,554,083	1,669,003

Less: Inventories at the end of the period	(2,894,456)	(2,864,315)
	1,645,432	1,611,097

5    Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Services and fees	41,852	53,068
Labor cost	151,538	139,051
Depreciation of property, plant and equipment	4,340	3,980
Amortization of intangible assets	53,427	52,227
Commissions, freight and other selling expenses	144,599	134,191
Provisions for contingencies	7,249	(2,793)
Allowances for doubtful accounts	9,876	(3,291)
Taxes	37,591	33,505
Other	25,093	34,205
	475,565	444,143

6    Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2013	2012
	(Unaudited)
Interest income	6,081	9,583
Interest expense	(13,909)	(9,925)
Interest net	(7,828)	(342)

Net foreign exchange transaction results	19,100	15,962
Foreign exchange derivatives contracts results	(18,329)	(5,479)
Other	(2,152)	2,598
Other financial results	(1,381)	13,081
Net financial results	(9,209)	12,739

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

7    Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to owners of the parent by the daily weighted average number of ordinary shares in issue during the period.

	Three-month period ended March 31,
	2013	2012
	(Unaudited)
Net income attributable to the owners of the parent	424,777	443,840
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.36	0.38
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.72	0.75

(*) Each ADS equals two shares

On February 21, 2013 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 22, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

7    Earnings and dividends per share (Cont.)

On May 2, 2012 the Company’s shareholders approved an annual dividend in the amount of  $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

8    Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	4,434,970	4,053,653
Currency translation adjustment	(18,876)	31,167
Additions	167,290	187,686
Disposals	(4,134)	(4,772)
Increase due to consolidation of joint operations	1,554	-
Transfers	(164)	22
Depreciation charge	(90,335)	(83,614)
At March 31,	4,490,305	4,184,142

9    Intangible assets, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,199,916	3,375,930
Currency translation adjustment	(377)	706
Additions	16,595	8,709
Transfers	164	(22)
Amortization charge	(55,035)	(54,545)
Disposals	(252)	-
At March 31,	3,161,011	3,330,778

10    Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

●	Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately Argentinean pesos (“ARS”) 119 million (approximately $23 million) at March 31, 2013, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

10    Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $76.5 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2012, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2012	22,411,870
Total equity in accordance with Luxembourg law	24,320,194

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2012, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2012, distributable amount under Luxembourg law totals $23.0 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the year ended December 31, 2012	(163,720)
Dividends paid	(448,604)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Share premium	609,733
Distributable amount at December 31, 2012 under Luxembourg law	23,021,603

11    Acquisition of participation in Usiminas

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

11           Acquisition of participation in Usiminas (Cont.)

On April 25,  2013,  Usiminas published its interim accounts as of and for the three months period ended March 31, 2013, which indicate that revenues, post-tax losses from continuing operations and net assets amounted to $1.599 million, $77 million and $8.217 million, respectively. As of March 31, 2013, the Company’s investment in Usiminas, amounted to $349.6 million.

Tenaris Brazilian subsidiary, Confab, was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in the offer. On March 20, 2013, Confab and other defendants filed their response to the CSN lawsuit. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

12           Related party transactions

As of March 31, 2013:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

•
▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.
•
▪	No person or group of persons controls RP STAK.

 Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At March 31, 2013, the closing price of the Ternium’s ADSs as quoted on the New York Stock Exchange was $20.35 per ADS, giving Tenaris’s ownership stake a market value of approximately $467.5 million. At March 31, 2013, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $620.8 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

12           Related party transactions (Cont.)

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2013	2012
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to associated parties	8,249	8,281
	Sales of goods to other related parties	27,160	9,643
	Sales of services to associated parties	3,402	3,528
	Sales of services to other related parties	945	1,327
		39,756	22,779

	(b) Purchases of goods and services
	Purchases of goods to associated parties	67,607	86,536
	Purchases of goods to other related parties	3,443	4,043
	Purchases of services to associated parties	18,923	17,910
	Purchases of services to other related parties	35,828	18,246
		125,801	126,735

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2013	2012
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	36,941	64,125
	Receivables from other related parties	20,756	20,389
	Payables to associated parties	(55,980)	(86,379)
	Payables to other related parties	(11,696)	(14,123)
		(9,979)	(15,988)

	(b) Financial debt
	Borrowings from associated parties	-	(3,909)
	Borrowings from other related parties	(1,544)	(2,212)
		(1,544)	(6,121)

13    Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, Decree 6796 was issued, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

13    Nationalization of Venezuelan Subsidiaries (Cont.)

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, Decree 8280 was issued, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. This case was registered by the ICSID on August 27, 2012.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of March 31, 2013 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer